MEMORANDUM

TO:	Kathryn Hinke Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	July 18, 2017
SUBJECT:
Response to comments to the initial registration statement (the “Registration Statement”) filed on Form N-14 on June 14, 2017 (and subsequently refiled on June 19, 2017 and June 26, 2017) relating to the merger of the JNL/Red Rocks Listed Private Equity Fund into the JNL/Harris Oakmark Global Equity Fund, each a series of the JNL Series Trust (the “Registrant”)
File No.: 333-218722

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission” and the “Commission Staff,” as appropriate) comments to the Registration Statement received via telephone on July 10, 2017, July 11, 2017, and July 14, 2017.

The comments are repeated below in italics, with responses immediately following.

A.	General Comments

1.	Please provide new powers of attorney, as the ones provided are older than six months.

RESPONSE: The Registrant has filed updated powers of attorney in response to this request.

2.
In the Facing page of the Proxy Statement, page i, please consider whether you need to augment the language stating “had net premiums or contributions allocated to the investment divisions of their separate accounts” with contract value or account value language.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

3.
On page 1 of the Proxy Statement, under the “Summary,” please consider adding additional disclosure relating to the 12b-1 plan, including the creation of any new share class after the Reorganization, in bullet point format. Please also include any other information relating to the 12b-1 plans, as approximate.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

4.
On page 1 of the Proxy Statement, in the sentence, “Such shareholder would hold, immediately after the Closing Date, Acquiring Fund Shares having an aggregate value equal to the aggregate value of the Acquired Fund Shares that were held by the shareholder as of the Closing Date,” please revise the term “aggregate value” to “aggregate net asset value.”

RESPONSE: The Registrant has updated the disclosure.

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5.
On page 1 of the Proxy Statement, after the sentence, “Similarly, each Contract Owner whose Contract values are invested indirectly in shares of the Acquired Fund would become indirectly invested in shares of the Acquiring Fund,” please explain the concept of how the Acquired Fund would become “indirectly invested” in shares of the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

6.	In the fourth bullet point on pages 2-3 of the Proxy Statement, it states that “concentration risk” is a principal risk of the Harris Fund. Please confirm that statement is accurate.

RESPONSE: The Registrant confirms this is accurate.  Because the Fund invests in the securities of companies located in at least three countries, the Fund may be subject to greater risks of adverse economic, business, or political developments than a fund that invests in a wider variety of countries.

7.
In the fourth bullet point on pages 2-3 of the Proxy Statement, pursuant to Item 3(c) of Form N-14, it is not sufficient to simply list the investment strategies and risks; the investment strategies and risks must be a narrative disclosure of the differences.  Please revise this bullet point to provide a brief comparison of the investment strategies and risks of the Acquired Fund and Acquiring Fund.

RESPONSE: Item 3(c) of Form N-14 requires the Registrant to “briefly discuss the principal risk factors of investing in the registrant” and to “[b]riefly compare these risks with those associated with an investment in the company being acquired.”  The referenced bullet point discloses the principal risk factors of each of the Acquired Fund and Acquiring Fund and discusses, as applicable, (i) the principal risk factors that each Fund has in common, (ii) the principal risk factors of the Acquired Fund to which the Acquiring Fund is not subject, and (iii) the additional principal risk factors to which only the Acquiring Fund is subject.  Such disclosure, coupled with the additional discussion included in the “Comparison of Principal Risk Factors” section and “Appendix B,” satisfies the requirement of Item 3(c) to “briefly compare” the investment strategies and principal risk factors.  Accordingly, the Registrant has determined that no enhancements are needed to the current disclosure.

8.
In the fourth bullet point on pages 2-3 of the Proxy Statement, please confirm that any difference between the risk profiles of the Acquired Fund and the Acquiring Fund is disclosed even when the type of risk may be the same.

RESPONSE: The Registrant confirms that this is accurate.

9.
In the fourth bullet point on page 3 of the Proxy Statement, please remove the term “slightly” from the phrase, “but the management fees will be slightly higher” as it is clear to note that they will be higher.

RESPONSE: The Registrant has updated the disclosure.

10.	Please undertake to file a tax opinion as part of Part C, and please confirm that a tax opinion will be filed.

RESPONSE: The Registrant confirms that a tax opinion will be filed within a couple weeks of effectiveness.

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11.
On pages 4 and 16 of the Proxy Statement, relating to the phrases “Although not free from doubt,” “more likely than not,” and “is not expected to result in any material adverse federal income tax consequences,” please explain why there could be doubt that the Reorganization could not be a tax-free reorganization.  Please include language that mirrors the tax opinion.  Additionally, the disclosure in the bullet point on page 4 should be conformed to the disclosure on page 24 of the Proxy Statement.

RESPONSE:  The phrase “although not free from doubt” is typically used in proxy disclosure in order to communicate that the Funds expect the Reorganization to be tax-free in reliance on the opinion of legal counsel, and there is no assurance that the Internal Revenue Service or a court will agree with the opinion. The statement on page 4 that “the Reorganization is not expected to result in any material adverse federal income tax consequences” is also typical proxy disclosure; it communicates that although the transaction is expected generally to be tax-free, there may be some ancillary tax consequences, resulting, for example, from the close of the Acquired Fund’s taxable year, or the termination or transfer of certain portfolio positions under separate Internal Revenue Code provisions. Likewise, the use of the phrase “more likely than not” on page 16, in describing the Board’s considerations, reflects the fact that the Board relied on an opinion of counsel that the position that the Reorganization is tax-free is more likely than not to be sustained by the Internal Revenue Service or a court.  Please refer to the response to Comment 31. The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

12.
On page 4 of the Proxy Statement, in the Annual Fund Operating Expenses table, please revise to include a line item for the 12b-1 fees to aid investors in their understanding of the changes approved by shareholders at the shareholder meeting held on June 22, 2017, rather than disclosure in a footnote.

RESPONSE: The Registrant respectfully declines to make the requested change for the following reasons:

•	Pending shareholder approval, the Reorganization is expected to close as of the close of business on September 22, 2017 (the Acquired Fund will not exist after the closing of the Reorganization);
•	The new 12b-1 fee will become effective as of September 25, 2017;
•	A new registration statement is scheduled to become effective on September 25, 2017 (the new 12b-1 fee is disclosed in the Annual Fund Operating Expenses table in the registration statement);
•
Shareholders of both the Acquired Fund and the Acquiring Fund approved the new 12b-1 plan (and fee) at a shareholder meeting held on June 22, 2017 (the September 25, 2017 effective date for the new 12b-1 plan (and fee) was disclosed in the proxy statement for said meeting); and

•	The Funds’ Total Expense Ratio is not increasing. The proxy statement contains the following disclosure:

Fee Offset & Reduction
If the Amended Plans are approved by Shareholders of the Funds, the Board and JNAM have agreed to a reduction to the contractual investment management/administrative fee rate that JNAM receives from the Funds in an amount that offsets the increase in the 12b-1 fee rate for all Class A shares of the Funds other than the Funds of Funds. This will be accomplished by the execution of an amendment to the investment management agreement and/or the administration agreement between the Trust and JNAM. The amendment will reduce the contractual investment management/administrative fee rate for each Fund for which the proposal is approved by amounts ranging from 10 to 25 basis points per Fund, which takes into consideration the addition of new breakpoints for certain contractual investment management and/or administration fee rates and the permanent implementation of certain voluntary and/or contractual fee waivers, without any diminution in the nature or quality of services JNAM will provide under such agreements. Therefore, for each Fund other than the Funds of Funds for which this proposal is approved, the overall combined contractual investment management/administrative fee rate plus the maximum 12b-1 fee rate at current asset levels would

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either stay the same or decrease. For each Fund of Funds for which this proposal is approved, the total expense ratio, which includes the addition of a 12b-1 fee and an offsetting reduction in acquired fund fees and expenses, would either stay the same or decrease. Neither the contractual investment management fee rate nor the 12b-1 fee rate could be increased for any Fund or Fund of Funds without both Board and Shareholder approval.

Thus, in the Registrant’s view, the new 12b-1 fee (and offsetting advisory fee reduction) is fully disclosed in the N-14 in a footnote, as appropriate.

13.
In footnote 1 to the Annual Fund Operating Expenses table on page 4 of the Proxy Statement, please confirm whether the decrease in management fees has any impact on the pro forma expenses, and, if so, please explain this fact in the footnote.

RESPONSE: The Registrant has updated the disclosure.

14.
In footnote 2 to the Annual Fund Operating Expenses on page 4 of the Proxy Statement, please confirm whether the increase in the distribution and/or service fees (12b-1 fees) on Class A shares, effective September 25, 2017, applies to both Funds, and, if so, please revise the footnote to clarify.

RESPONSE: The Registrant confirms that the increase in the distribution and/or service fees (12b-1 fees) on Class A shares, effective September 25, 2017, applies to the Acquired Fund, if the Reorganization is not approved by shareholders, and the Acquiring Fund.  The Registrant has updated the disclosure.

15.
In footnote 3 to the Annual Fund Operating Expenses on page 4 of the Proxy Statement, please revise the language for consistency with the full document when referring to the fund names as the inconsistency can be confusing.

RESPONSE: The Registrant has updated the disclosure.

16.	On page 4 of the Proxy Statement, please move footnote 4 relating to acquiring fund fees and expenses not correlating to the total expense ratios to the Total Annual Fund Operating Expenses line item.

RESPONSE: The Registrant has updated the disclosure.

17.	Please revise the expense example consistent with current fees to reflect the 12b-1 fees to be effective September 25, 2017.

RESPONSE: For the reasons set forth in the response to Comment 12 above, the Registrant respectfully declines to make the requested revision.

18.
Because the Harris Fund includes the term “globally” in its fund name, please expressly describe in the disclosure on page 6 of the Proxy Statement how the fund will invest if its assets in investments that are tied economically to a number of countries throughout the world (See Footnote 42 to the adopting release of Rule 35d-1 (Release No. 24828, January 17, 2001). For example, the Fund could include a policy that under normal market conditions it will significantly invest at least 40% of its assets outside the United States or, if conditions are not favorable, invest at least 30% of its assets outside the United States or doing a substantial amount of business in countries outside the United States. Additionally, with respect with to non-U.S. companies, please explain what makes a company a “non-U.S. company,” for example, such as where it is organized, where its operations take place, or where its shares traded.

RESPONSE: The Registrant has again carefully considered the SEC staff’s comment and respectfully submits its view that the Fund’s current disclosure is sufficient and in compliance with existing requirements and guidance.  The Registrant respectfully disagrees that the use of the term “global” in the

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Fund’s name requires it to include the suggested new percentage-based policy.  The Registrant maintains that it should not be required to include a new percentage-based policy for the following reasons: (1) the Investment Company Institute (“ICI”) memorandum dated June 4, 2012 (“ICI Memorandum”), clarifies that it is the SEC staff’s position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”); and (3) the use of the term “global” in the Fund’s name is not misleading because the prospectus currently provides appropriate detailed disclosure.

(1)
In response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term “global.” The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds, though a fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”  The Registrant respectfully submits that its disclosure on this point is sufficient, as the current disclosure indicates that the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies, and to do so, it invests in the securities of companies located in at least three countries and typically invests between 25-75% of its total assets in the securities of non-U.S. companies.

(2)
Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. See id. at n. 42 (“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.”)

(3)
Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001).  The Registrant believes that the Fund’s name is not materially deceptive or misleading.  The Fund’s prospectus states that the Fund seeks long-term capital appreciation, and to pursue that objective, the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies. The prospectus further states that the Fund invests in the securities of companies located in at least three countries and that it typically invests between 25-75% of its total assets in the securities of non-U.S. companies. The Registrant believes that this disclosure is sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments, and respectfully declines to include a new percentage-based policy in its disclosure.

For these reasons, the Registrant maintains its position that the Fund’s name and the Fund’s disclosure would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments and respectfully declines to include the suggested new percentage-based policy.

In determining whether an issuer is a U.S. or non-U.S. company, the Fund’s sub-adviser considers various factors including its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency.

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19.
On page 7 of the Proxy Statement, the Acquired Fund discusses the concentration of listed private equity companies in its principal investment strategies. As such, please add “concentration risk” as a principal risk for the Acquired Fund.

RESPONSE: The Registrant has updated the disclosure.

20.	On page 7 of the Proxy Statement, please remove the cross reference to Appendix B and add narrative risk disclosure comparing the risks of the Acquired Fund with those of the Acquiring Fund.

RESPONSE: The Registrant has added narrative risk disclosure but has retained the cross reference to Appendix B.

21.	On page 10 of the Proxy Statement, in the “Comparative Performance Information” section, please explain what is meant by “performance characteristics.”

RESPONSE: The Registrant has updated the language from “performance characteristics” to “investment characteristics” as it believes this language provides more clarification.  Investment characteristics would include, but are not limited to, country allocations, sector allocations, the number of securities held, and similar security weights.

22.	Please be consistent in the order used in the column headings throughout the Proxy Statement when referring to the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

23.	In footnote (d) to the Capitalization table on page 12 of the Proxy Statement, please include a specific date when noting that the Harris Fund currently has only one share class (Class A).

RESPONSE: The Registrant has updated the disclosure.

24.
In the following sentence on page 13 of the Proxy Statement, please either remove the term “respectively” or revise the sentence to state that “Class A and Class B shares of the Acquired Fund will be acquired by, in exchange for, Class A and Class I shares, respectively of the Acquiring Fund.”

“If shareholders of the Acquired Fund approve the Plan of Reorganization, then the assets of the Acquired Fund will be acquired by, and in exchange for, Class A and Class I shares, respectively, of the Acquiring Fund and the liabilities of the Acquired Fund will be assumed by the Acquiring Fund.”

RESPONSE: The Registrant has updated the disclosure.

25.
In the first bullet point in the “Board Considerations” section of the Proxy Statement, please revise the following sentence to provide greater detail: “The Board considered how the Acquired Fund’s shareholders will benefit from the Reorganization.”

RESPONSE: The Registrant has updated the disclosure.

26.
On page 14 of the Proxy Statement, in the “Board Considerations” section, please confirm that the following statement in the “Operating Expenses” bullet point is accurate, “the Reorganization will result in a Combined Fund with a total annual fund operating expense ratio that is lower than those of the Acquired Fund currently.”

RESPONSE: The Registrant confirms this disclosure is accurate.

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27.	In the second bullet point in the “Board Considerations” section of the Proxy Statement, please capitalize the “c” in combined Fund as this term is previously defined in the Proxy Statement.

RESPONSE: The Registrant has updated the disclosure.

28.
In the third bullet point in the “Board Considerations” section of the Proxy Statement, please remove the term “much” from the sentence, “The Board noted that the Reorganization may benefit Contract Owners and others with beneficial interests in the Acquired Fund by allowing them to invest in the Combined Fund that has a much larger asset base than that of the Acquired Fund currently,” as it is clear to note that it will be larger.

RESPONSE: The Registrant has updated the disclosure.

29.
In the fifth bullet point in the “Board Considerations” section of the Proxy Statement, please specify which change, the change in sub-adviser or the change in custodian, is being referenced in the following sentence, “The Board discussed how this change may benefit the Acquired Fund’s shareholders, considering management’s general concerns about the Acquired Fund.”

RESPONSE: The Registrant has updated the disclosure.

30.
In the sixth bullet point in the “Board Considerations” section of the Proxy Statement, please include language that mirrors the tax opinion.  Additionally, there should be prominent risk disclosure in the appropriate places in the Proxy Statement that there is a significant risk that the Reorganization will not be viewed as non-taxable by IRS and the consequences to the Acquired Fund and its shareholders if that risk is realized.

RESPONSE: The Registrant has updated the disclosure in the sixth bullet point in the “Board Considerations” section of the Proxy Statement to include language that mirrors the tax opinion.

The Registrant has considered the comment concerning the disclosure regarding the risk of taxable treatment and the consequences of any such treatment, and determined that no enhancements are needed to the current disclosure.  The Reorganization is expected to be a tax-free reorganization, and the Registrant thinks it unnecessary and potentially confusing to assert that there is a significant risk that the Reorganization will not be viewed as non-taxable by the IRS.

In addition, the Contract Owners generally will not recognize gain or loss for federal income tax purposes as a result of the Reorganization.

31.
On page 16 of the Proxy Statement, in “Federal Income Tax Consequences of the Reorganization,” please provide a reference to the section of the IRC citing the conclusion for the following sentence, “Contract Owners with premiums or contributions allocated to the investment divisions of the Separate Accounts as well as others that are invested in Acquired Fund shares generally will not recognize gain or loss for federal income tax purposes as a result of the Reorganization.”

RESPONSE: Generally, a holder of a qualifying “variable contract” within the meaning of IRC Section 817(d) is not taxed on changes in the cash value of such a contract (including as a result of a transaction involving an underlying fund such as the Reorganization) unless amounts are actually distributed under the contract before the death of the insured.  A contract holder does not own fund shares; it has a contract with the insurance company that, pursuant to state regulation, is funded by separate accounts the insurance company establishes and for which the insurance company sets up reserves.  The underlying fund is owned by such an insurance company separate account, not by the contract holder.  Given the contractual nature of the contract holder’s right and the absence of ownership in the fund, the contract holder is not taxed until his or her receipt of payment under such contract.  The legal basis for such

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treatment is twofold.  First, under the general timing principles of IRC Section 451(a), an amount generally is not includible in a taxpayer’s gross income until it is actually or constructively received, and income is not constructively received if the taxpayer’s control of its receipt is subject to substantial limitations or restrictions (such as the loss of insurance protection upon a variable contract’s surrender).  Second, IRC Sections 72 and 101 govern the treatment of the holders of variable annuity and life insurance contracts, respectively.  The former does not tax value accruing in an annuity contract during the period of accrual (that is, prior to payment) and the latter generally excludes from income the proceeds of a life insurance contract in the hands of anyone other than a purchaser for value. The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

32.
On page 17 of the Proxy Statement in the section entitled, “Additional Information About the Acquiring Fund,” pursuant to Item 6(a)(1) of Form N-14, please provide the required information under Items 5 and 8 for the Acquired Fund.  For example, the disclosure in this section provides information relating to the portfolio managers of the Acquiring Fund but not those of the Acquired Fund.

RESPONSE:   The Registrant has updated the disclosure, as applicable.

33.
On page 17 of the Proxy Statement in the section entitled, “Additional Information About the Acquiring Fund,” please include disclosure relating to any legal proceedings pursuant to Item 10(a)(3) of Form N-1A.

RESPONSE: The Registrant notes that no such disclosure is needed.

34.
Based on the information provided in the Proxy Statement, it appears that the Acquiring Fund only has one share class, Class A, and that it will be adding an additional share class, Class I, effective September 25, 2017. The Staff notes that the performance tables and other charts do not reference Class B shares for the Acquiring Fund; please revise the disclosure, if appropriate, to reference Class B shares of the Acquiring Fund and please supplementally explain the disclosure provided in the first paragraph of the “Classes of Shares” section of the Proxy Statement.

RESPONSE: The Registrant confirms that no updates to the disclosure are applicable as the Acquiring Fund does not currently have Class B shares nor will it have Class B shares effective September 25, 2017.  The Acquiring Fund currently only has one share class, Class A shares; however, the Acquiring Fund will have two share classes, Class A shares and Class I shares, effective September 25, 2017.

35.	On page 27 of the Proxy Statement in the “Proxy and Voting Instruction Solicitations” section, please disclose the material terms of the contract with Computershare Fund Services.

RESPONSE: The Registrant has updated the disclosure.

36.	On page 28 of the Proxy Statement in the “Outstanding Shares and Principal Shareholders” section, please remove the brackets and provide this information.

RESPONSE: The Registrant has updated the disclosure.

37.	In Appendix B of the Proxy Statement, please indicate which Fund is the Acquired Fund and which Fund is the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

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B.	Accounting Comments

1.
The Proxy Statement includes references to the December 31, 2016 financials.  If the Proxy Statement will be effective after September 2, 2017, please update the Proxy Statement in accordance with the 245-day requirement of Regulation S-X Article 3–18(c) to include the June 30, 2017 semi-annual financials.

RESPONSE: The Registrant confirms that the effective date of the N-14 Registration Statement is prior to September 2, 2017.

2.	Please be consistent in the order used in the column headings throughout the Proxy Statement when referring to the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

3.
In the third bullet point on page 2 of the Proxy Statement, there is a statement that the Acquired Fund may invest more than 25% of the value of its assets in any particular industry.  Please provide the Acquired Fund’s corresponding fundamental policy and explain supplementally how this complies with the concentration policy of the 1940 Act.

RESPONSE: The disclosure has been revised to clarify the Fund’s concentration policy per the Fund’s SAI.  The revised disclosure reads as follows (edits marked):

“Both Funds have similar fundamental policies.  However, the Harris Fund may not invest more than 25% of the value of its assets in any particular industry (other than U.S. Government securities and/or foreign sovereign debt securities), while the Red Rocks Fund may concentrate its investments in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a significant portion of their assets invested in or exposed to private companies or have a stated intention to have a significant portion of their assets invested in or exposed to private companies (“Listed Private Equity Companies”), and (ii) derivatives or other instruments (such as exchange traded funds) that otherwise have the economic characteristics of Listed Private Equity Companies ~~do so~~…”

The Fund may invest more than 25% of the value of its assets in any particular industry (other than U.S. Government securities and/or foreign sovereign debt securities).

The Registrant believes that the policy is a permissible concentration policy in accordance with the 1940 Act.

4.	Please confirm that the footnote to the Annual Fund Operating Expenses that discusses the distribution and/or service fees (12b-1 fees) is based on current fees.

RESPONSE: The Registrant confirms that the fees and expenses for each Fund, including the distribution and/or service fees (12b-1 fees), are based on those incurred for the fiscal year ended December 31, 2016. The current distribution and/or service fees (12b-1 fees) are the same as those incurred for the fiscal year ended December 31, 2016.

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5.
Because the capitalization table relates only to the balance sheet, please remove the sentence in footnote (a) stating that the proposed Reorganization would result in an increase in management fees had the Reorganization occurred on January 1, 2016, as this is a statement of operations.

RESPONSE: The Registrant has updated the disclosure.

6.
Because the capitalization table is as of December 31, 2016 and the statement regarding the increase in management fees is as of January 1, 2016 and would not have been realized anyway, please consider rephrasing the language as follows: “It is projected that the Combined Fund will incur additional management expenses of $155,708 in the fiscal year after the Reorganization based on the proformas as of December 31, 2016.”

RESPONSE: The Registrant has revised the disclosure.

7.
When using narrative proforma financials, the adjustments must be easily understood.  In the pro forma narrative, please explain where the significant portfolio repositioning that is expected to occur in connection with the Reorganization (i.e., by industry or country) or provide the proforma financial statements.

RESPONSE: The Registrant respectfully declines this request.  As of the date hereof, it would potentially be misleading for the Registrant to estimate the extent to which the holdings of each fund may be repositioned or to include an estimate of the holdings of each fund that are expected to be resold.

8.
In the principal investment strategies of the Proxy Statement for the Acquiring Fund, please confirm in correspondence that the purchase Class A shares of affiliated funds are not subject to a sales load.

RESPONSE: The Registrant confirms that the purchase Class A shares of affiliated funds are not subject to a sales load.

9.	Please provide the analysis, as described in the North American Series Trust SEC No-Action Letter, for this Reorganization.

RESPONSE: The Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the Combined Fund resulting from the Reorganization will most closely resemble the corresponding Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving fund of the Reorganization, for the following reasons:

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•	The Combined Fund will have investment objectives, policies, and restrictions identical to those of the Acquiring Fund..
•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name.
•	The portfolio composition of the Combined Fund will more closely resemble that of the Acquiring Fund.
•	The expense structure and expense ratios of the Combined Fund will more closely resemble that of the Acquiring Fund.
•	The Combined Fund will have the same investment adviser and portfolio management team as the Acquiring Fund.

10.
In the fourth bullet point on page 3 of the Proxy Statement, please include disclosure stating that the lower total annual fund operating expense ratio after the Reorganization is primarily a result from the reduction in the acquired fund fees and expenses so that it is not misleading to the shareholder.

RESPONSE: The Registrant has updated the disclosure.

11.
In the sixth bullet point on page 3 of the Proxy Statement, there is a statement that a significant percentage of the Acquired Fund’s holdings will be liquidated and reinvested in the Acquiring Fund in connection with the Reorganization. Please explain whether the liquidated holdings of the Acquired Fund will be directly invested in the Acquiring Fund or invested pursuant to the investment policies of the Acquiring Fund. Additionally, please state whether the remaining investments of the Acquired Fund will meet the investment strategies and allocations for the Acquiring Fund.

RESPONSE: The Registrant confirms that approximately 100% of the Acquired Fund’s holdings will be liquidated and the cash will be transferred into the Acquiring Fund and then invested in the Acquiring Fund pursuant to the investment policies of the Acquiring Fund. Additionally, the Registrant confirms that the remaining investments, if any, of the Acquired Fund will meet the investment strategies and allocations for the Acquiring Fund. The Registrant has updated the disclosure.

12.
Please review the numbers provided in footnote (a) to the capitalization table as the numbers cited in the footnote do not correlate to the numbers in the capitalization table. Please provide the transaction costs and explain why the transaction costs are higher for the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure. Additionally, as stated in the Proxy Statement, Transaction Costs include, but are not limited to, trade commissions, related fees and taxes, and any foreign exchange spread costs.  In considering the commission costs, the commission costs are greater for the Acquired Fund than the Acquiring Fund.  However, when the related taxes and fees are factored in, the Transaction Costs are higher for the Acquiring Fund because of foreign taxes on four security positions that will be purchased by the Acquiring Fund (i.e., France imposes a 30 basis point fee whereas the U.K. imposes a 50 basis point fee).

13.
On page 14 of the Proxy Statement, in the “Board Considerations” section, please confirm and provide disclosure, as applicable, whether the Board considered that the primary source of the expected savings is derived from the reduction in the acquired fund fees and expenses.

RESPONSE: The Registrant has updated the disclosure.

225 West Wacker Drive   Suite 1200   Chicago, IL  60606   Phone: (312) 730-9730   Fax: (312) 730-9757   email: emily.bennett@jackson.com

14.
Please update the order that the Acquiring Fund and Acquired Funds are listed in the heading to the financial highlights on page 25 of the Proxy Statement to be consistent with the order of the financial highlights themselves.  Additionally, please include references after the fund names in the financial highlights to indicate which is the Acquiring Fund and which is the Acquired Fund.

RESPONSE: The Registrant has updated the disclosure.

15.
On page C-2 of the Proxy Statement, there is a statement that each Fund will bear its proportionate share of the transaction expenses based on the relative net asset value of each Fund at the time of the Reorganization.  Please explain why the Acquiring Fund, which is one-eighth the size of the Acquired Fund, is allocated more expenses if it based on relative net asset value.

RESPONSE:  The Registrant confirms that the statement that each Fund will bear its proportionate share of the transaction expenses based on the relative net asset value of each Fund at the time of the Reorganization is appropriate.  Please refer to the explanation set forth in the response to Accounting Comment 12 above.

16.
On page C-2 of the Proxy Statement, please review, and update as appropriate, all adjustments in the paragraph relating to the combined net assets relating to the increase of management fees. Please note that the combined net assets should only be based on the balance sheet.

RESPONSE: The Registrant has updated the disclosure.

17.	On page C-2 of the Proxy Statement, in the sixth paragraph, please review the number provided for the net assets of the Combined Fund as the number does not add up correctly.

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc:	File

225 West Wacker Drive   Suite 1200   Chicago, IL  60606   Phone: (312) 730-9730   Fax: (312) 730-9757   email: emily.bennett@jackson.com